0 82-04545


uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

Our reference # 09-21/5689

Date 20.05.2010


10015794

Uralsvyazinform, Russia
ADR: UVYZY, UVYPY
CUSIP 916887102

Attention: Division of Corporation Finance

JSC

Subject: Uralsvyazinform information on corporate actions dd. April 22, 2010 – May 12, 2010

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. April 22, 2010 – May 12, 2010.

Please, could you confirm the receipt of the present letter and the attachments by sealing its copy (attached herewith) and sending it to us by fax +7 (343) 379-19-86. Thank you.

Sincerely yours,

Dmitry A. Zaichko
Head of Equity and IR Department

Enclosures:
1. Information on corporate actions dd. April 22 (Board of Directors adopts the resolution to call the Annual General Shareholders Meeting).
2. Information on corporate actions dd. April 22 (Board of Directors determines the Record Date with regard to the Annual General Shareholders Meeting).
2. Information on corporate actions dd. May 12 (Board of Directors validates agenda of AGM).

dw 5/28



Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

Our reference # ____________

Date 20.05.2010

Uralsvyazinform, Russia
ADR: UVYZY, UVYPY
CUSIP 916887102

Uralsvyazinform Calls the Annual General Shareholders Meeting

22.04.2010

On April 22, 2010 Uralsvyazinform Board of Directors adopted the resolution to call the Annual General Shareholders Meeting to be held in the form of simultaneous attendance of the shareholders, with blank ballots being delivered prior to the date of the Annual General Shareholders Meeting (Protocol of the session # 23 dd. April 22, 2010).

Date of the Annual General Shareholders Meeting: June 23, 2010
Start time of the Annual General Shareholders Meeting: 10.00 a.m.
Start time of Annual General Shareholders' participants registration: 8.00 a.m.
Place of the Annual General Shareholders and registration:

8, Boris Yeltsin's street, Ekaterinburg, Hotel Hyatt regency Ekaterinburg, 620014.

Mail addresses for the filled-in voting bulletins to be directed at:
11, Moskovskaya street, 620014 Ekaterinburg
134, Lunacharsky's street, 620110 Ekaterinburg,
44, Gogol's street 640000 Kurgan
68, Lenin's street, 614096 Perm
40/1, Republic street 625000 Tyumen
161 Kirov street 454000 Chelyabinsk
3, Komintern street 628011 Khanty-Mansiysk
2, Matrosov street 629008 Salekhard
48/2 Nikoloyamskya street 109004



Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

Our reference # ____________

Date 20.05.2010

Uralsvyazinform, Russia
ADR: UVYZY, UVYPY
CUSIP 916887102

BoD Determines Record Date of AGM

22.04.2010

Type of the securities: ordinary registered non-documentary shares; preferred registered non-documentary shares

The list of shareholders is made up to determine the shareholders entitled to take part in Uralsvyazinform Annual General Shareholders Meeting on June 23, 2010.

The record date was determined to be May 04, 2010.

The date and number of the Protocol of the Board of Directors' session: April 22, 2010. Protocol # 23.



Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

Our reference #

Date 20.05.2010

Uralsvyazinform, Russia
ADR: UVYZY, UVYPY
CUSIP 916887102

Decisions made by Board of directors

12.05.2010

Date of Board of Directors Meeting when the corresponding decision was made: May 12, 2010.

Date and number of the protocol of Board of Directors meeting when the corresponding decision was made: May 12, 2010; Protocol #25.

Subject-matter of the decision issued by Board of Directors:

Approve the following agenda on the meeting day of annual general meeting of shareholders:

1. Approval of the Annual Report, the Annual Financial Statements, including the Profit and Loss statement (profit and loss account) of the Company as of 2009.

2 Distribution of the profit of the Company (with the dividend payment) as of the reporting (2009) fiscal year as follows:
- dividend payment on preferred shares of A-type – RUR 406 896 923;
- dividend payment on ordinary shares – RUR 610 350 084;
- increase in the Company's own equity capital – RUR 3 051 687 371.

To pay dividends:
- in the amount of RUR 0.051927 per one preferred share of A-type; RUR 0.018897 per one ordinary share;
- in the order, compliant to the information, which is pointed in the written forms of the registered persons in accordance with the register data on shareholders of the Company on the date of May 04, 2010.

3. Election of members of the Company's Board of Directors.

The 11 candidates receiving the highest number of votes are assumed elected to the Board of Directors. In cumulative voting, each voting share carries a number of votes equal to the total number of seats on the Board. As the Board of Directors consists of 11 directors, each American Depositary Share in this particular case represents 11 votes. To calculate the total amount of votes that each holder of American Depositary Receipt(s) has when voting on Resolution 3 (as opposed to voting on any other Resolutions), it needs to multiply the amount of its American Depositary Shares by 11. Such total amount of votes needs to be distributed among the candidates specified below or any of them in any proportion or allocated to any one of them in full. Please write down the amount of votes that is given for the specific candidate on the line against each of Resolutions from 3.1 to 3.21. The sum of all entries in Resolutions 3.1 to 3.21 must be equal to the total amount of votes as calculated in the above procedure for Resolution 3.

List of candidates to the Board of Directors:

3.1	Mikhail V. BATMANOV	3.13	Anatoly A. MILYUKOV
3.2	Ekaterina O. VASILEVA	3.14	Alexander U. PROVOTOROV
3.3	Bogdan I. GOLUBITSKY	3.15	Vladimir A. RUMYANTSEV
3.4	Alla B. GRIGORYEVA	3.16	Dmitry Y. TUSHUNOV
3.5	Vladimir V. DUDCHENKO	3.17	Elena V. UMNOVA
3.6	Sergey M. KERBER	3.18	Oleg R. FEDOROV
3.7	Olga G. KOROLYOVA	3.19	Maxim Y. TSYGANOV
3.8	Denis V. KULIKOV	3.20	Alexander V. SHEVCHUK
3.9	Eduard V. LEBEDEV	3.21	Evgeny V. YURCHENKO
3.10	Mikhail A. LESCHENKO		
3.11	Sergey A. LUKASH		
3.12	Alexey V. MALTSEV		

4. Election of members of the Company's Audit Commission.

4.1 Irina A. ARKHIPOVA
4.2 Valentina F. VEREMYANINA
4.3 Svetlana F. VORONKOVA
4.4 Elena P. DEGTYAREVA
4.5 Anna S. LUNINA
4.6 Ivan V. TOPOLYA
4.7 Tamara A. CHERNIKOVA

5. Company reorganization in the consolidation form of Open Joint Stock Company "Uralsvyazinform" to Open Joint Stock Company of international and interregional networks "Rostelecom". The voting right on this Resolution have the stockholders of common and preferred shares.
6. Approval of the changes in the Charter.
7. Approval of changes in the Board of Directors Regulation.
8. Approval of the auditor for 2010.
9. Setting the rate of annual remuneration payable to the members of the Company's Board of Directors.
10. Setting the remuneration payable to the members of the Company's Board of Directors as of 2009.

Setting the amount and the paying order of the remuneration payable to the members of the Company's Board of Directors as of 2009.

11. The termination of participation in the Volga Engineers Association of telecommunications and informatization "Teleinfo"
12. The termination of participation in the Association of quality management of communication and informatization "International congress of telecommunications quality".